UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

         _______________________________________________

                         SCHEDULE 13D/A

                        (AMENDMENT No. 1)

            Under the Securities Exchange Act of 1934

                      HOLLYWOOD MEDIA CORP.
                        (Name of Issuer)

             Common Stock, Par Value $.01 per share
                 (Title of Class of Securities)

                            089144109
                         (CUSIP Number)

                       Sumner M. Redstone
                    National Amusements, Inc.
                         200 Elm Street
                   Dedham, Massachusetts 02026
                    Telephone: (781) 461-1600

                         with a copy to:

                    Michael D. Fricklas, Esq.
                           Viacom Inc.
                          1515 Broadway
                    New York, New York 10036
                    Telephone: (212) 258-6000
             (Name, Address and Telephone Number of
    Person Authorized to Receive Notices and Communications)

                       September 18, 2000
     (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /.

                        Page 1 of 9 Pages



                                           Page 2 of 9 Pages

CUSIP No. 089144109

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    VIACOM INC.
                    I.R.S No. 04-2949533
-------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
     Instructions)
/  / (a)

-------------------------------------------------------------
/  / (b)

-------------------------------------------------------------
(3)  SEC Use Only
-------------------------------------------------------------
(4)  Sources of Funds (See Instructions)             N/A

-------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
-------------------------------------------------------------
(6)  Citizenship or Place of Organization     Delaware
-------------------------------------------------------------
Number of           (7)  Sole Voting Power
  Shares	     ----------------------------------------
Beneficially        (8)  Shared Voting Power     7,950,923*
 Owned by	     ----------------------------------------
   Each             (9)  Sole Dispositive Power
Reporting	     ----------------------------------------
  Person            (10) Shared Dispositive Power 7,950,923*
  With
-------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting
                    7,950,923*
-------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                        31.9%**
-------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
                            CO
-------------------------------------------------------------



*Includes 100,000 shares underlying currently exercisable warrants.
**Based on full exercise of warrants.

                                           Page 3 of 9 Pages

 CUSIP No.     089144109

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    NAIRI, INC.
                    I.R.S No. 04-3446887
-------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
     Instructions)
/  / (a)
-------------------------------------------------------------
/  / (b)
-------------------------------------------------------------
(3)  SEC Use Only
-------------------------------------------------------------
(4)  Sources of Funds (See Instructions)        N/A
-------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
-------------------------------------------------------------
(6)  Citizenship or Place of Organization       Delaware
------------------------------------------------------------
Number of           (7)  Sole Voting Power
  Shares               -------------------------------------
Beneficially        (8)  Shared Voting Power     7,950,923*
 Owned by	       -------------------------------------
   Each             (9)  Sole Dispositive Power
Reporting	       -------------------------------------
  Person            (10) Shared Dispositive Power 7,950,923*
  With
-------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting
                    7,950,923*
-------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                          31.9%**
-------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
                        CO
-------------------------------------------------------------



*Includes 100,000 shares underlying currently exercisable warrants.
**Based on full exercise of warrants.

                                           Page 4 of 9 Pages

 CUSIP No.     089144109

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    NATIONAL AMUSEMENTS, INC.
                    I.R.S No. 04-2261332
-------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
     Instructions)
/  / (a)
-------------------------------------------------------------
/  / (b)

-------------------------------------------------------------
(3)  SEC Use Only
-------------------------------------------------------------
(4)  Sources of Funds (See Instructions)          N/A
-------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
-------------------------------------------------------------
(6)  Citizenship or Place of Organization       Maryland
-------------------------------------------------------------
Number of           (7)  Sole Voting Power
  Shares		-------------------------------------
Beneficially        (8)  Shared Voting Power       7,950,923*
 Owned by		-------------------------------------
   Each             (9)  Sole Dispositive Power
Reporting		-------------------------------------
  Person            (10) Shared Dispositive Power  7,950,923*
  With
-------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting
                    7,950,923*
-------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                      31.9%**
-------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
                         CO
-------------------------------------------------------------





*Includes 100,000 shares underlying currently exercisable warrants.
**Based on full exercise of warrants.

                                           Page 5 of 9 Pages

 CUSIP No.     089144109

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    SUMNER M. REDSTONE
                    S.S. No.
-------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
     Instructions)
/  / (a)
-------------------------------------------------------------
/  / (b)
-------------------------------------------------------------
(3)  SEC Use Only
-------------------------------------------------------------
(4)  Sources of Funds (See Instructions)         N/A
-------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
-------------------------------------------------------------
(6)  Citizenship or Place of Organization    United States
-------------------------------------------------------------
Number of           (7)  Sole Voting Power
  Shares		-------------------------------------
Beneficially        (8)  Shared Voting Power       7,950,923*
 Owned by		-------------------------------------
   Each             (9)  Sole Dispositive Power
Reporting		-------------------------------------
  Person            (10) Shared Dispositive Power  7,950,923*
  With
-------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting
                    7,950,923*
-------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                       31.9%**
-------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
                        IN
-------------------------------------------------------------


*Includes 100,000 shares underlying currently exercisable warrants.
**Based on full exercise of warrants.

                                           Page 6 of 9 Pages


          This Amendment No. 1 hereby amends the Statement on
Schedule 13D previously filed by Viacom Inc. ("Viacom"), NAIRI, Inc. ("NAIRI"), National Amusements, Inc. ("NAI") and Mr. Sumner
M. Redstone with respect to the Common Stock, $.01 par value per share (the "Common Shares"), of Hollywood Media Corp. (formerly named Hollywood.com, Inc.) the ("Issuer") as follows:

Item 2.     Identity and Background.
	    ------------------------

          Item 2 is amended and supplemented as follows:

          David Andelman, an attorney whose business address is c/o Lourie and Cutler, 60 State Street, Boston, MA 02109, has been elected a Director of Viacom. Thomas E. Dooley is no longer a Director of Viacom.

          Mr. Andelman is a citizen of the United States. During the last five years, he has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration.
	  --------------------------------------------------

          Item 3 is amended and supplemented as follows:

          The Reporting Persons acquired warrants from the Issuer that entitle them to purchase up to 100,000 Common Shares at an exercise price of $7.819 per share. The warrants, which were issued to Viacom on September 18, 2000 pursuant to an agreement between Viacom and the Issuer, are exercisable from such date through September 18, 2003.

Item 4.   Purpose of Transaction.
	  ------------------------

          Item 4 is amended and supplemented as follows:

          As indicated in Item 3 above, the Reporting Persons may acquire up to 100,000 additional Common Shares upon exercise of certain warrants issued to Viacom on September 18, 2000. The Reporting Persons acquired these warrants solely for investment purposes.

Item 5.   Interest in Securities of the Issuer.
	  -------------------------------------

          Item 5 is amended and restated in its entirety to read as follows:

          (a) and (b) Viacom is currently the beneficial owner, with shared dispositive and voting power, of 7,950,923 Common Shares, or approximately 31.9%, of the Issuer's issued and outstanding Common Shares, including 100,000 Common Shares underlying currently exercisable warrants (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as of November 9, 2000 and assuming the exercise of all the warrants referred to above and such underlying shares to be issued and outstanding for purposes of this calculation).

                                           Page 7 of 9 Pages

          NAIRI is currently the beneficial owner, with shared dispositive and voting power, of 7,950,923 Common Shares, or approximately 31.9%, of the Issuer's issued and outstanding Common Shares, including 100,000 Common Shares underlying currently exercisable warrants (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as of November 9, 2000 and assuming the exercise of all of the warrants referred to above and such underlying shares to be issued and outstanding for purposes of this calculation).

          NAI is currently the beneficial owner, with shared dispositive and voting power, of 7,950,923 Common Shares, or approximately 31.9%, of the Issuer's issued and outstanding Common Shares, including 100,000 Common Shares underlying currently exercisable warrants (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as of November 9, 2000 and assuming the exercise of all of the warrants referred to above and such underlying shares to be issued and outstanding for purposes of this calculation).

          As a result of his stock ownership in NAI, Mr. Sumner
          M. Redstone is deemed the beneficial owner of 7,950,923 Common Shares of the Issuer or approximately 31.9% of the Issuer's issued and outstanding Common Shares, including 100,000 Common Shares underlying currently exercisable warrants (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as of November 9, 2000 and assuming the exercise of all of the warrants referred to above and such underlying shares to be issued and outstanding for purposes of this calculation).

          (c)  None.

          (d)  None.

          (e)  N/A

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with
          Respect to Securities of the Issuer.
	  -------------------------------------------

          Item 6 is amended and restated in its entirety to read as follows:

          Except for the issuance of the warrants which are described in Items 3 and 4 above, none of the Reporting Persons has entered into, or amended any existing, agreement with respect to the Common Shares or other securities of the Issuer since the prior statement on Schedule 13D, or any amendment thereto, that was filed by certain of the Reporting Persons or any predecessor thereof. Viacom, as successor by merger to CBS, has assumed all rights and obligations of CBS.

Item 7.   Material to be Filed as Exhibits.
	  ---------------------------------

          99.1  Joint Filing Agreement among Viacom Inc., NAIRI,
               Inc., National Amusements, Inc. and Sumner M.
               Redstone.

                                           Page 8 of 9 Pages

                           Signatures


     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



February 13, 2001

                                   VIACOM INC.


                                   By:  /s/Michael D. Fricklas
					------------------------
                                        Michael D. Fricklas
                                        Executive Vice President,
                                        General Counsel and Secretary

                                   NAIRI, Inc.


                                   By:  /s/ Sumner M. Redstone
					-------------------------
                                        Sumner M. Redstone
                                        Chairman and President

                                   NATIONAL AMUSEMENTS, INC.


                                   By:  /s/ Sumner M. Redstone
					-------------------------
                                        Sumner M. Redstone,
                                        Chairman and Chief
					 Executive Officer


                                   /s/ Sumner M. Redstone
 				   -------------------------
                                   Sumner M. Redstone,
                                   Individually

Exhibit 99.1 to Schedule 13D               Page 9 of 9 Pages


                     JOINT FILING AGREEMENT

     The undersigned hereby agree that the Statement on Schedule 13D, dated May 15, 2000 (the "Schedule 13D"), with respect to the Common Stock, par value $.01 per share, of Hollywood Media Corp. (formerly named Hollywood.com, Inc.) is, and any amendments executed by us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an exhibit to the Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 13TH day of February, 2001.

                         VIACOM INC.


                         By: /s/ Michael D. Fricklas
			     ---------------------------
                              Michael D. Fricklas
                              Executive Vice President
                              General Counsel and Secretary


                         NAIRI, INC.


                         By: /s/ Sumner M. Redstone
			    ------------------------
                              Sumner M. Redstone
                              Chairman and President


                         NATIONAL AMUSEMENTS, INC.


                         By: /s/ Sumner M. Redstone
			   --------------------------
                              Sumner M. Redstone
                              Chairman and
                              Chief Executive Officer


                         By: /s/ Sumner M. Redstone
			    ----------------------------
                              Sumner M. Redstone
                               Individually